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April 16, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Attorney-Advisor
Mary Beth Breslin, Senior Attorney

Re:	ChampionX Holding Inc.
Amendment No. 1 to Registration Statement on Form S-4/S-1
Filed April 1, 2020
File No. 333-236380

Dear Ms. Saremento and Ms. Breslin:

We are writing on behalf of ChampionX Holding Inc. (“ChampionX” or the “Company”), to provide, on a supplemental basis, the Company’s response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 9, 2020 (the “Comment Letter”), relating to Amendment No. 1 to the above Registration Statement on Forms S-4 and S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold text and is followed by the Company’s corresponding response. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 2. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 2.

Information About Apergy, page 84

1.

We note your response to our prior comment 2. Please revise your disclosure regarding Apergy being a “leading provider” and one of its products being a leader in the market to provide the additional detail from your response regarding how you determined that Apergy was a leading provider and has a product that was a leader in the market. Alternatively, please remove these statements.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on page 84 of Amendment No. 2 to reflect the sources detailed in our response to comment 2 in our response letter dated April 1, 2020.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 16, 2020

Background of the Transactions, page 154

2.

We note your response to our prior comment 7 and reissue in part. Please disclose if there were any material changes to the terms of the key issues discussed in the second full paragraph on page 160 from the date that the Ecolab Board approved the proposed transactions to the date that the transaction documents were executed.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on page 160 of Amendment No. 2.

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Please do not hesitate to contact the undersigned at 312-407-0784 or richard.witzel@skadden.com with any questions or comments you may have.

Very truly yours,
/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael C. McCormick, ChampionX Holding Inc.
Julia Wright, Apergy Corporation
Sachin Kohli, Weil, Gotshal & Manges LLP